Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

December 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Elisabeth Bentzinger

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear Ms. Bentzinger:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on September 17, 2019 with regard to Post-Effective Amendment No. 49 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 52 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-19-003504), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 2, 2019 (the “Amendment”), relating to the registration of Day Hagan/Ned Davis Research Smart Sector ETF (the “Fund”), a new series of the Registrant.

The Registrant will file an additional post-effective amendment to the Trust’s Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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ACCOUNTING COMMENTS

1.	Comment: Please explain how expenses related to fund administration, fund accounting, transfer agency and custody would be recorded. Since the Trust contracted with Citi for these services, it appears Citi can deduct amounts from the Fund for non-payment of invoices as a result of the unitary management fee. Please explain how the Fund would be indemnified against a default by the Advisor in paying such invoices. In addition, in the event of such a default by the Advisor, how would this be accounted for in the Fund’s financial statements?

Response:	Unified fee arrangements (also known as unitary fees) are prevalent in the exchange traded fund (“ETF”) industry as a means of enhancing certainty associated with ETF expense ratios. Under a unified fee arrangement, the investment company hires an investment adviser pursuant to a management agreement that obligates the adviser, in exchange for the unified management fee: (1) to provide the investment management services required for the ETF, and (2) to pay the routine operating expenses of the ETF, including fees charged by third-party service providers. Thus, the investment adviser pays the routine ETF operating expenses from the unified management fee revenue and, if that revenue is not sufficient to cover all of the routine expenses, from the adviser’s own resources. A unified fee arrangement is the economic equivalent of an expense limitation agreement, whereby a fund adviser agrees to waive its management fee and/or pay fund operating expenses (which may include some or all of the fund’s director/trustee fees) in excess of an expense limit. Unlike an expense limitation agreement, which is typically a contractual obligation of the adviser that runs for a one-year term and is considered for renewal annually, a unified fee arrangement is incorporated into a fund’s investment management agreement, which cannot be materially changed without both board and shareholder approval. As a result, a unified fee arrangement provides more long-term certainty to investors about an ETF’s net operating expense ratio than a traditional expense limitation agreement, which may or may not be renewed from year to year at the sole discretion of the adviser.

Pursuant to the proposed Management Agreement between the Trust, on behalf of the Fund, and Day Hagan Asset Management (the “Advisor”), the Fund will operate under a unified fee arrangement. Under the Fund’s unified fee arrangement, the Advisor will assume the obligation to pay the ordinary operating expenses of the Fund (subject to certain exclusions), including the Fund’s portion of the fees that the Trust is required to pay to the Trust’s service providers.

The Fund’s unified fee arrangement, however, does not remove or replace the Trust’s legal obligations (including any payment obligations) under any of its agreements with third party service providers. Likewise, the Trust’s obligation to pay the Fund’s ordinary operating expenses is not in any way contingent on the receipt of payment from, or payment on the Trust’s behalf by, the Advisor. Rather, in the event that the Advisor fails to pay the Fund’s ordinary operating expenses as provided in the Management Agreement, the Trust would remain obligated to pay those expenses and would have to seek legal recourse for payment against the Advisor under the terms of the Management Agreement. There is no specific indemnification by the Advisor to the Trust or Fund for failure by the Advisor to pay the Fund’s ordinary operating expenses. In the event the Advisor failed to pay required amounts and the Trust instead paid those amounts on behalf of the Fund, both the management fee paid to the Advisor and the ordinary expenses paid by the Fund would be reflected on the Fund’s financial statements as expenses.

2.	Comment: It appears Trustee fees are paid by the Advisor out of the unitary management fee, even though these expenses are required to be paid by the Funds. Please explain whether Trustee fees are accrued or paid for by the Funds.

Response:	Please see the Registrant’s response to Comment 1 with respect to the Fund’s unified fee arrangement. In addition, under the Fund’s unified fee arrangement, the Advisor’s obligation to pay the Fund’s portion of Trust expenses includes the Fund’s allocable portion of the fees that the Trust is required to pay to the Trust’s independent trustees. The independent trustees, in their capacity as such, have no direct legal recourse against the Advisor for the payment of their trustee fees, and may only look to the Trust for payment. The board of trustees, however, has the authority to cause the Trust to enforce the Trust’s rights under the investment advisory agreement against the Advisor.

PROSPECTUS DISCLOSURE COMMENTS

Principal Investment Strategy

3.	Comment: If the Fund may invest more than 25% of its assets in a particular sector, please explain how this is not concentrating in an industry or group of industries. Otherwise, please add disclosure related to the Fund’s concentration policy.

Response: The Registrant believes that the term “sector” encompasses multiple industries or groups of industries. Section 8(b)(1) of the 1940 Act requires in part that an investment company recite in its registration statement whether it reserves the freedom to concentrate investments in a particular “industry or group of industries.” Instruction 4 to Item 9(b) of

Form N-1A similarly requires an investment company to “[d]isclose any policy to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).” The 1940 Act does not define the phrase “industry or group of industries,” nor has the SEC done so. Former Guide 19 to Form N-1 stated that “[a] registrant may ... select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” Although Guide 19 does not apply to registration statements currently filed under Form N-1A, the SEC has continued to cite this section of former Guide 19 approvingly with respect to industry concentration. See the SEC’s Brief Amicus Curiae dated March 25, 2010, In re: Charles Schwab Corp. Securities Litigation, Master File No. C-08-01510-WHA (N. D. Cal.) at 8 and 9; SEC Release No. IC-29776 (August 31, 2011), footnote 167 and accompanying text.

Like many other registered investment companies, the Registrant relies on a third-party industry classification system—in the case of the Fund, the Standard Industrial Classification (“SIC”) Codes—to determine the industries and groups of industries into which the Fund’s investments fall. The SIC Code taxonomy uses a four-tiered, hierarchical system to classify companies, currently composed of: divisions, major groups, industry groups, and industries. The Registrant considers the term “division” as used in the SIC Code taxonomy to be generally equivalent to the term “sector.” The Registrant also considers the various SIC Code “divisions,” which are generally comprised of multiple industry groups, to be too broad to be reasonably considered a “group of industries” as that term is used in the 1940 Act and in Form N-1A.

Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

Principal Investment Risks

4.	Comment: Please include a principal investment risk summarizing the risks of investing in a non-diversified fund.

Response:	The Registrant has made the requested change.

5.	Comment: Please note that the Fund’s principal investment risks appear in alphabetical order. Please list these risks in order of how significant each one is with respect to the Fund’s impact on net asset value, yield and total return.

Response:	Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

6.	Comment: With respect to the “Real Estate Sector Risk” in the Fund’s principal investment risks, please summarize the risk of investing in “sub-prime mortgages.” Please disclose that the liquidity of these securities may change dramatically over time.

Response:	The Registrant respectfully notes that the risks of investing in sub-prime mortgages, including the risk that an economic downturn or period of rising interest rates could affect the market for such investments, are currently discussed in the statutory Item 9 disclosure relating to the Fund’s non-principal risks under the caption “Mortgage-Backed Securities Risk.” Based on the principal investment strategies of the underlying real estate ETF in which the Fund intends to invest, the Registrant considers investing in sub-prime mortgages to be a non-principal risk of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

7.	Comment: With respect to the “U.S. Government Obligations Risk,” please reconcile its inclusion as a principal investment risk in the summary Item 4 risks and as a non-principal investment risk in the statutory Item 9 risks.

Response:	The Registrant moved this risk to the principal risk disclosure section of the statutory Item 9 risks.

8.	Comment: With respect to the “Telecommunications Sector Risk” and associated disclosure, please confirm whether the disclosure should be updated to align with the Global Industry Classification Standard (GICS) rebranding of the “Telecommunications Sector” to the “Communication Services Sector.”

Response:	As noted above, the Registrant utilizes the SIC Code taxonomy for its sector classifications and not GICS. In addition, the Registrant accesses the SIC Code information from Bloomberg, which uses the term “Communications Sector” rather than “Telecommunications Sector.” The Registrant has revised the prospectus accordingly.

Performance

9.	Comment: Please supplementally indicate the broad-based securities market index the Fund will utilize.

Response:	The Fund will utilize the S&P 500 Total Return Index as its broad-based securities market index.

Additional Information about the Fund’s Investment Strategies and Related Risks

10.	Comment: We note that the statutory Item 9 discussion of the Fund’s investment strategies and risks duplicates the summary prospectus Item 4 disclosure. According to Form N-1A, the disclosure required by Item 4(a) should be a summary of the Item 9 disclosure. It is the staff’s position that repetition of substantially the same or identical information in Item 4 and Item 9 indicates that the Fund did not provide a summary in Item 4 as required by Form N-1A. Please revise the disclosure in light of the staff’s position in this regard.

Response:	The Registrant has added the following to the fourth paragraph under “Additional Information About the Fund’s Principal Investment Strategies and Related Risks—Principal Investment Strategies”:

“The risk management model is designed to only reduce exposure when a large, diverse set of long-term market indicators conclusively and decisively turn negative. Short-term market declines, such as a “flash crash,” may not be avoided if the risk management model remains in positive territory.”

11. Comment:	The statutory Item 9 risks list the “Limited History of Operations Risk” as a principal investment risk. As required by Form N-1A, please include this risk as a principal investment risk in the summary Item 4 risks as well.

Response:	The Registrant has made the requested change.

12. Comment:	With respect to the “Underlying Fund Risk” under the statutory Item 9 principal investment risks, the last sentence alludes to “Additional risks of investing in the Underlying Funds below,” but appears to be missing the subsequent information. Please revise accordingly.

Response:	In the section entitled “Additional Information About the Fund’s Principal Investment Strategies and Related Risks,” the Registrant has added disclosure regarding closed-end fund risk, ETF tracking risk, inverse correlation risk, management risk, mutual fund risk, net asset value and market price risk, and strategies risk. These sub-risks correspond to those included under “Underlying Fund Risk” in the summary Item 4 risks..

13. Comment:	With respect to the “Duration Risk” under the statutory Item 9 risks, please add an example showing the effect a 1% increase in interest rates would have on the value of the portfolio. Also, when referencing longer durations, please consider stating how it corresponds to higher volatility and higher risk.

Response: The Trust has added the following to the end of this paragraph:

“Duration should not be confused with maturity. The maturity of a fixed income security is a measure of the amount of time left until the security “matures” or repays its face value. In contrast, duration measures the price sensitivity of a fixed income security to changes in interest rates rather than the amount of time remaining to maturity. Longer duration tends to result in greater volatility and a greater sensitivity to interest rate changes. For example, a five year duration means that the fixed income security will decrease in value by 5% if interest rates rise 1% and increase in value by 5% if interest rates fall 1%.”

PART C COMMENT

14. Comment:	Except where permitted under Rule 483 of the 1933 Act, please file executed contracts, not forms of contracts, as exhibits.

Response:	The Registrant will file executed, rather than forms of, contracts as exhibits to the Registration Statement.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn A. Hendricks at 215-564-8778.

Very truly yours,

/s/ Michael P. O’Hare

Michael P. O’Hare